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                                                                    EXHIBIT 99.4
                       [LETTERHEAD OF RP FINANCIAL, LC.]

                                                               December 31, 1998

Board of Directors
NCRIC Group, Inc.
1115 30th Street, N.W.
Washington, D.C. 20007

Re:  Plan of Reorganization and Stock Offering:  Subscription Rights
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Members of the Board of Directors:

     All capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission ("SEC") by NCRIC Group, Inc. (the "Company"). Pursuant to the Registration Statement, the Company is offering shares of Common Stock in a Subscription and Community Offering and any shares not subscribed for may be sold in a Syndicated Community Offering.

     We understand that National Capital Reciprocal Insurance Company (the "Reciprocal") will reorganize into a stock insurance company with a mutual holding company parent (the "Reorganization"). Pursuant to a plan of reorganization (the "Plan"), the Reciprocal formed a mutual insurance holding company called NCRIC, A Mutual Holding Company. The Reciprocal continued its corporate existence as a stock insurance company by adopting articles of incorporation which authorized the issuance of capital stock, and which changed the Reciprocal's name to NCRIC, Inc. All of the initially outstanding shares of the capital stock of NCRIC were issued to the Mutual Holding Company. Through a series of share transfers, two newly-formed intermediate stock holding companies, NCRIC Holdings and the Company, were inserted between the Mutual Holding Company and NCRIC. Immediately after the Reorganization, the Mutual Holding Company directly owned NCRIC Holdings, which directly owned the Company, which directly owned NCRIC.

     We understand that, in accordance with the terms of the offering, subscription rights to purchase shares of Common Stock in the Company are to be issued to: (1) Eligible Holders; (2) ESOP; (3) Stock Award Plan; and (4) directors, officers and employees of the Mutual Holding Company and its subsidiaries. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community and Syndicated Community Offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

     1.   the subscription rights will have no ascertainable market value; and
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Board of Directors
December 31, 1998
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     2.   the price at which the subscription rights are exercisable will not be more or less than the range of estimated pro forma market values of the shares upon issuance.

     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of insurance company stock as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Subscription Offering will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                         Respectfully submitted,

                                         RP FINANCIAL, LC.


                                         /s/ RP Financial, LC.
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